UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Highlights latest WiMAX™ developments at 4G World Dated September 10th, 2009	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

MEDIA ALERT

Alvarion® Highlights Latest WiMAX™ Developments at 4G World

Company to showcase new WiMAX product, live demonstrations and executive speaking engagements

Chicago, Sept. 10, 2009 – Alvarion Ltd.(NASDAQ:ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, is returning to 4G World 2009, September 15-18, at McCormick Place Chicago to showcase a new outdoor 802.16e WiMAX portfolio in real-life scenario demonstrations as well as present executive perspectives on the market and the future of WiMAX in keynotes and panel sessions. Alvarion is also participating in the Wireless Communications Association International (WCAI) 15th Annual International Symposium on Tuesday, September 15 at McCormick Place Chicago.

Alvarion together with Nokia Siemens Networks will be showcasing a live 2.5GHz network demo in the Nokia Siemens Networks booth #301. The high performance solution is composed of industry leading components that can either be placed in a green field deployment or integrated into existing networks by a highly experienced system integrations team. Also featured will be Alvarion’s latest BreezeMAX outdoor base station portfolio optimizing price, performance and deployment flexibility for service providers by utilizing a remote RF head (RRH) architecture. Leading the WiMAX 802.16e industry, the outdoor portfolio complements Alvarion’s 4Motion® solution and strengthens the BreezeMAX offering.

In addition to live product demos on the show floor, Alvarion experts are scheduled to speak in various sessions highlighting a range of business case scenarios, WiMAX technology innovation and government funding for wireless broadband in the U.S. Sessions featuring Alvarion industry experts include:

—	Keynote/Featured Session: Mobile WiMAX Drives Speed to Market 4G Networks - Tuesday, September 15 at 11:45 a.m. CT in Room 375A; Speaker: Tzvika Friedman, CEO, Alvarion

—	WCAI Broadband and Wireless Policy Summit: Universal Broadband Service and New Spectrum for Wireless Broadband - Tuesday, September 15, at 2 p.m. CT in room 183b of McComick Place. Panelist: Dr. Mo Shakouri, corporate vice president, innovation and marketing, Alvarion, with Alvarion customer Mike Mies, CEO of Main Street Broadband.

—	Anywhere Applications for 4G Mobile Broadband Networks - Wednesday, September 16, at 2:45 p.m. CT in W-183A. Panelist: Ashish Sharma, vice president, corporate communications, Alvarion.

—	Open Mobile Network Business Opportunity - Thursday, September 17 at 2 pm; Panelist: Greg Daily, president of Alvarion, Inc.

If you are interested in meeting with Alvarion at the show, please contact Christine Buzzetta at cbuzzetta@golinharris.com.

About Alvarion

Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion® and all names, product and service names referenced herein are either registered trademarks, trademarks, tradenames or service marks of Alvarion Ltd. in certain jurisdictions.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.